

17018174

SSION

RMS

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46057 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/01/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortend Securities Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Level 41 55 Collins Street
(No. and Street)

Melbourne VIC Australia 3000
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Foster 613-965-0840
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernt Winter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road Suite A200 94596
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 13 2017
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Joseph Forster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fortrend Securities, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature and Title

President

Notary Public

18 AUGUST 2016

ASHLEY WEST B.Juris.,LL.B.
LAWYER & NOTARY PUBLIC
Level 39, 55 Collins Street, Melbourne 3000
An Australian Legal Practitioner within the meaning of the Legal Profession Uniform Law (Victoria) 0411 475

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- (x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- (x) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (x) (o) Review report on management's assertion letter regarding (k)(2)(ii) exemption.
- (x) (p) Management's assertion letter regarding (k)(2)(ii) exemption.

# Fortrend Securities, Inc.

**June 30, 2016**

## Table of Contents

*ERNST WINTTER & ASSOCIATES LLP* *Certified Public Accountants*

*675 Ygnucio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

**Report of Independent Registered Public Accounting Firm**

To the Stockholder
Fortrend Securities, Inc.

We have audited the accompanying statement of financial condition of Fortrend Securities, Inc. (the "Company") as of June 30, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortrend Securities, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

Walnut Creek, California
August 26, 2016

## Fortrend Securities, Inc.

### Statement of Financial Condition

### June 30, 2016

| | | |
|---|---|---|
| **Assets** | | |
| Deposit with clearing broker | $ | 100,102 |
| Commissions receivable | | 70,556 |
| Securities owned, at fair value | | 837,690 |
| Due from related parties | | 300,716 |
| Prepaid expense | | 8,566 |
| **Total Assets** | $ | 1,317,630 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Accounts payable and accrued liabilities | $ | 35,400 |
| Due to clearing broker - margin loan | | 87,411 |
| Income tax payable | | 11,179 |
| Deferred tax liability | | 15,239 |
| Due to related party | | 7,765 |
| **Total Liabilities** | | 156,994 |
| **Stockholder's Equity** | | |
| Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding) | | 281,787 |
| Retained earnings | | 878,849 |
| **Total Stockholder's Equity** | | 1,160,636 |
| **Total Liabilities and Stockholder's Equity** | $ | 1,317,630 |

See accompanying notes to the financial statements.

## Fortrend Securities, Inc.

### Statement of Income

### For the Year Ended June 30, 2016

| | | |
|---|---|---|
| **Revenue** | | |
| Commission revenue | $ | 1,335,899 |
| Advisory fees | | 153,092 |
| Interest and dividend income | | 43,724 |
| Unrealized gain on securities owned | | 7,980 |
| Other income | | 41,200 |
| **Total Revenue** | | 1,581,895 |
| **Expenses** | | |
| Introduction fees | | 846,518 |
| Professional fees | | 205,893 |
| Clearing fees | | 112,939 |
| Office and occupancy | | 5,876 |
| Information services and market data | | 225 |
| Other operating expenses | | 99,152 |
| **Total Expenses** | | 1,270,603 |
| **Net Income from Operations** | | 311,292 |
| Tax provision | | 26,418 |
| **Net Income** | $ | 284,874 |

See accompanying notes to the financial statements.

## Fortrend Securities, Inc.

**Statement of Changes in Stockholder's Equity**

**For the Year Ended June 30, 2016**

| | | Common Stock | | Retained Earnings | | Total |
|---|---|---|---|---|---|---|
| **July 1, 2015** | $ | 281,787 | $ | 593,975 | $ | 875,762 |
| Net income | | | | 284,874 | | 284,874 |
| **June 30, 2016** | $ | 281,787 | $ | 878,849 | $ | 1,160,636 |

See accompanying notes to the financial statements.

## Fortrend Securities, Inc.

### Statement of Cash Flows

### For the Year Ended June 30, 2016

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net income | $ 284,874 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Gain on securities owned | (7,980) |
| Deferred taxes | 15,239 |
| (Increase) decrease in: | |
| Deposit with clearing broker | (16) |
| Commissions receivable | 12,807 |
| Due from related parties | (279,007) |
| Increase (decrease) in: | |
| Accounts payable and accrued liabilities | (136,000) |
| Income tax payable | (20,362) |
| Due to related party | (126,767) |
| **Net Cash Used in Operating Activities** | (257,212) |
| **Cash Flows from Investing Activities** | |
| Purchase of securities | (829,710) |
| **Net Cash Used in Investing Activities** | (829,710) |
| **Cash Flows from Financing Activities** | |
| Borrowing on clearing broker - margin loan | 87,411 |
| **Net Cash Provided by Financing Activities** | 87,411 |
| **Net decrease in Cash and Cash Equivalents** | (999,511) |
| Cash and cash equivalents at beginning of year | 999,511 |
| **Cash and Cash Equivalents at End of Year** | $ - |
| Supplemental Disclosures: | |
| Interest paid | $ 6,794 |
| Taxes paid | $ 31,541 |

See accompanying notes to the financial statements.

# Fortrend Securities, Inc.

## Notes to the Financial Statements

## June 30, 2016

### 1. Organization

Fortrend Securities, Inc. ("the Company") incorporated in Delaware on March 8, 1992 and was approved for membership by the Financial Industry Regulatory Authority ("FINRA") on September 7, 1993. The Company engages primarily as an introducing broker-dealer. The Company has a clearing agreement with Raymond James. It also has a piggy back agreement with Fortrend Securities Pty. Ltd. ("FSA"), a company under common control, and acts as a regulated conduit for the accounts of FSA which are introduced to the Company, which in turn are introduced to Raymond James.

### 2. Significant Accounting Policies

**Cash and Cash Equivalents**
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than deposit at clearing broker, to be cash equivalents.

**Accounts Receivable**
Accounts receivable are carried at the invoiced or contracted amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing account receivable. The Company considers all accounts receivable as fully collectible.

**Securities Transactions**
Customer securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis. Related commission income and expenses are recorded on a trade date basis.

**Advisory Fees**
As an alternative to paying commissions on securities transactions, customers may pay advisory fees quarterly in advance based on assets held in their account.

**Use of Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

**Fair Value of Financial Instruments**
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

**Income Taxes**
The Company files federal income tax returns in the United States. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities and assets between years.

**Securities Owned**
Securities owned consist of equity securities and are stated at fair value with related changes in unrealized appreciation or depreciation reflected in gains or losses on the statement of income.

## 2. Significant Accounting Policies (continued)

### Revenue Recognition

The Company earns its revenue from advisory fees for brokerage services and commissions. Advisory fees are recognized when services are provided. Commissions are recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred.

### Comprehensive Income

There are no differences in net income and comprehensive income.

## 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2016, the Company's net capital was $725,700, which exceeded the requirement by $475,700. The Company's statutory net capital requirement is $100,000. However, FINRA has taken the position that based on the way FSA processes checks and securities, the Company's net capital requirement should be $250,000. The Company disagrees with FINRA's position but has nonetheless increased its net capital requirement to $250,000. The Company is attempting to resolve the issue of how FSA processes checks and securities and the Company's proper net capital requirement with FINRA's Enforcement Division to which the matter has been referred.

## 4. Reserve and Possession or Control Requirements

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

## 5. Clearing Broker Requirements

The Company has a clearing agreement with Raymond James & Associates, Inc. The clearing agreement requires the Company to maintain a deposit of $100,000.

## 6. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

Tax expense for the year ended June 30, 2016 consists of the following:

| | |
|---|---|
| Current federal | $ 11,179 |
| Deferred federal | 15,239 |
| Tax provision | $ 26,418 |

The deferred tax liability of $15,239 is the result of differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. The Company is no longer subject to federal tax examinations by tax authorities for years ending before 2012.

During the year ended June 30, 2016, the valuation allowance for deferred tax assets decreased by $72,761.

## Fortrend Securities, Inc.

## Notes to the Financial Statements

## June 30, 2016

### 7. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

**Determination of Fair Value**

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

In determining the appropriate levels, the Company performed a detailed analysis of its assets and liabilities. At year end, there were no assets or liabilities for which the fair value measurement was based on significant unobservable inputs.

**Assets Measured and Recognized at Fair Value on a Recurring Basis**

The table below presents the amounts of assets measured at fair value on a recurring basis as of June 30, 2016:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets at fair value | | | | |
| Exchange traded funds | $ 837,690 | $ - | $ - | $ 837,690 |
| Total assets at fair value | $ 837,690 | $ - | $ - | $ 837,690 |

### 8. Due to Clearing Broker – Margin Loan

The due to clearing broker – margin loan of $87,411 is secured by the securities owned. Interest is payable monthly at a rate which varies with the loan balance. The base interest rate is 5.75% with a maximum rate of 8.50%. The interest rate charged during the year ranged from 6.50% to 8.50%. Interest expense totaled $6,794 and is included in other operating expenses on the Statement of Income. If sufficient equity is not maintained in the account, the clearing broker can initiate a margin call and can request a deposit of additional funds or securities or can sell securities. The clearing broker has the right to call the margin loan in full at any time.

**9. Risk Concentrations**

At June 30, 2016, 100% of commission receivable was from the Company's clearing broker.

**10. Related Party Transaction**

PaineWebber Australia Pty. Ltd. (PaineWebber"), an Australian company under common control, had an agreement with the Company whereby it charged $50 per month to the Company for rent only. During the year ended June 30, 2016, the charges totaled $600 and is included in office and occupancy. The amount due PaineWebber is $7,765 at June 30, 2016.

FSA, an Australian company under common control, has an agreement with the Company for introduction of FSA clients to the Company. During the current year, the introduction fees totaled $846,518 and are included in operations. The amount due from FSA is an overpayment of $207,220 at June 30, 2016.

During the year ended June 30, 2016, the Company advanced $29,902 to the Company's president. Advances to the Company president totaled $51,277 at June 30, 2016 and are included in due from related parties on the Statement of Financial Condition.

During the year ended June 30, 2016, the Company incurred expenses of $125,000 for broker-dealer consulting services to a company controlled by a relative of the president. These charges are included in professional fees on the Statement of Income.

During the year ended June 30, 2016, the Company paid $42,000 of professional fees on behalf of Domus Tower, Inc. ("Domus"), a company under common control. Such payments are included in due from related parties on the Statement of Financial Condition and total $42,219 as of June 30, 2016.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

**11. Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company introduces transactions on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the handling of orders for securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

**12. Subsequent Events**

The Company has evaluated subsequent events through August 26, 2016, the date which the financial statements were issued.



*SUPPLEMENTAL INFORMATION*

## Fortrend Securities, Inc.
**Schedule I**

### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

**As of June 30, 2016**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | $ | 1,160,636 |
| Less: Non-allowable assets | | |
| Due from related parties | | 300,716 |
| Prepaid expense | | 8,566 |
| Total non-allowable assets | | 309,282 |
| **Tentative Net Capital** | | 851,354 |
| Less: Haircuts on securities owned | | 125,654 |
| **Net Capital** | | 725,700 |
| Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $141,755 or $250,000, whichever is greater | | 250,000 |
| **Excess Net Capital** | $ | 475,700 |

### Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of June 30, 2016)

| | | |
|---|---|---|
| Net Capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2016 | $ | 683,394 |
| Increase in non-allowable assets | | (61,407) |
| Increase in stockholder's equity | | 103,713 |
| **Net Capital Per Above Computation** | $ | 725,700 |

See accompanying notes to the financial statements.

*ERNST WINTTER & ASSOCIATES LLP* *Certified Public Accountants*

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

**Review Report of Independent Registered Public Accounting Firm**

To the Stockholder
Fortrend Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC rule 17a-5, in which (1) Fortrend Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates LLP

Walnut Creek, California
August 26, 2016

**Fortrend Securities, Inc.**

**Exemption Report pursuant to SEC Rule 17a-5**

**For the Year Ended June 30, 2016**

Fortrend Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of June 30, 2016 without exception; and

There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

FINRA has taken the position that the Company has not met the exemptive provision based on the way Fortrend Securities Pty. Ltd., an Australian related party, forwards checks and securities directly to the Company's clearing broker under a piggyback agreement. Fortrend Securities, Inc. is in disagreement with FINRA and is looking to resolve this matter in the near future.

Joseph Forster
President

**_ERNST WINTTER & ASSOCIATES LLP_** ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder
Fortrend Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2016 with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Wintter + Associates LLP

Walnut Creek, California
August 26, 2016

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington D.C 20090-2185

202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 6/30/2016

Read carefully the instructions in your Working Copy before completing this Form

**SIPC-7**

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

046057 FINRA JUN
FORTREND SECURITIES INC
55 COLLINS ST LEVEL 41
MELBOURNE VIC VIC 3000
AUSTRALIA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form
Ken George (603) 380-5435

2. A. General Assessment (item 2e from page 2) $ 3651
   B. Less payment made with SIPC-6 filed (exclude interest) ( 1644 )
      3/18/2016
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 2,007
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,007
   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐
      Total (must be same as F above) $ 2,007
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

X Fortren Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the ____ day of ________, 20___ 8/26/16

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: